UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

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Concord Medical Services Holdings Limited
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

206277 105[1]
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	This CUSIP number applies to the American depositary shares (the “ADSs”) of the Issuer (as defined below), each representing three Class A Ordinary Shares, par value US$0.0001 per share, of the Issuer (as defined below).

CUSIP Number: 206277 105

1	Names of Reporting Persons Hao Zhou
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 15,379,303 Class A Ordinary Shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 15,379,303 Class A Ordinary Shares[1]
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,379,303 Class A Ordinary Shares[1]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 18.2%[1]
12	Type of Reporting Person (See Instructions) IN

1	Represents 14,163,325 Class A Ordinary Shares and 405,326 ADSs, each representing three Class A Ordinary Shares, held by Solar Honor Limited, a limited liability company organized under the laws of British Virgin Islands wholly owned by Mr. Zhou (as defined below). Percentage is calculated based on 84,368,529 Class A Ordinary Shares issued and outstanding as of December 7, 2018, which was disclosed in the Issuer’s Current Report on Form 6-K (File No. 001-34563) furnished with the Securities and Exchange Commission (the “SEC”) on December 7, 2018 (the “Form 6-K Report”).

CUSIP Number: 206277 105

1	Names of Reporting Persons Solar Honor Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 15,379,303 Class A Ordinary Shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 15,379,303 Class A Ordinary Shares[1]
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,379,303 Class A Ordinary Shares[1]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 18.2%[1]
12	Type of Reporting Person (See Instructions) CO

1	Represents 14,163,325 Class A Ordinary Shares and 405,326 ADSs. Percentage is calculated based on 84,368,529 Class A Ordinary Shares issued and outstanding as of December 7, 2018, which was disclosed in the Form 6-K Report.

Item 1(a).	Name of Issuer:

Concord Medical Services Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China

Item 2(a).	Name of Person Filing:

Hao Zhou (“Mr. Zhou”)

Solar Honor Limited

Item 2(b).	Address or Principal Business Office or, if None, Residence:

Hao Zhou

8th Floor, An Ji Plaza, No. 760, South Xi Zang Road, Huangpu District, Shanghai, China 200011

Solar Honor Limited

Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands

Item 2(c).	Citizenship or Place of Organization:

Hao Zhou – Hong Kong

Solar Honor Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.0001 per share (“Class A Ordinary Shares”)

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 206277 105 has been assigned to the ADSs, which are quoted on The New York Stock Exchange under the symbol “CCM.” Each ADS represents three Class A Ordinary Shares.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The following information with respect to the ownership of the Class A Ordinary Shares by the reporting persons filing this statement is provided as of December 31, 2018. Percentages are calculated based on 84,368,529 Class A Ordinary Shares issued and outstanding as of December 7, 2018, which was disclosed in the Form 6-K Report, and with respect to each reporting person, including the Class B Ordinary Shares (as defined below) that such reporting person beneficially owned and convertible into Class A Ordinary Shares, and the Class A Ordinary Shares that such reporting person has the right to acquire within 60 days of December 31, 2018.

			Number of Class A Ordinary Shares as to which the Person has:
Reporting Person	Amount Beneficially owned	Percent of Class	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Hao Zhou	15,379,303	18.2%	15,379,303	—	15,379,303	—
Solar Honor Limited	15,379,303	18.2%	15,379,303	—	15,379,303	—

As of December 31, 2018, Solar Honor Limited directly owned 15,379,303 Class A Ordinary Shares, consisting of 14,163,325 Class A Ordinary Shares and 405,326 ADSs, each representing three Class A Ordinary Shares. Hao Zhou is the sole shareholder and the sole director of Solar Honor Limited.

As of December 31, 2018, Mr. Zhou, through Model Oasis Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by him, indirectly held 30% of equity interest in Morgancreek Investment Holdings Limited (“Morgancreek”), a limited liability company organized under the laws of the British Virgin Islands, which held 38,287,948 Class B ordinary shares, par value US$0.0001 per share, of the Issuer (“Class B Ordinary Shares”), each convertible into one Class A Ordinary Share, and 4,660,976 ADSs, each representing three Class A Ordinary Shares. Ms. Bi Zhang, the spouse of the chairman and chief executive officer of the Issuer, indirectly held 70% of equity interest in Morgancreek. Dr. Jianyu Yang, the chairman and chief executive officer of the Issuer, is the sole director of Morgancreek and has the power to direct Morgancreek as to the voting and disposition of the Class B Ordinary Shares and the ADSs held by Morgancreek. Accordingly, Mr. Zhou disclaimed his beneficial ownership in all the Class B Ordinary Shares and the ADSs representing Class A Ordinary Shares held by Morgancreek.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

Hao Zhou

/s/ Hao Zhou
Solar Honor Limited

By:	/s/ Hao Zhou
Name:	Hao Zhou
Title:	Director

[Signature Page to Amendment No. 1 to Schedule 13G]

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the initial Schedule 13G filed with the Securities and Exchange Commission on December 13, 2013)